MAQUIA CAPITAL ACQUISITION CORPORATION

50 Biscayne Boulevard, Suite 2406

Miami, FL 33132

April 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Brigitte Lippmann

Re:	Maquia Capital Acquisition Corporation
Registration Statement on Form S-1 Filed February 16, 2021, as amended File No. 333-253167

Dear Ms. Lippmann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Maquia Capital Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, May 4, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Jeff Ransdell
Jeff Ransdell
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP